Exhibit 6(ii) under Form N-1A
                                             Exhibit 10 under Item 601/Reg. S-K

                                       Exhibit C
                                         to the
                                 Distributor's Contract

                                  DEUTSCHE FUNDS, INC.

                    DEUTSCHE EUROPEAN MID-CAP FUND - CLASS C SHARES
                      DEUTSCHE EUROPEAN BOND FUND - CLASS C SHARES
                      DEUTSCHE GERMAN EQUITY FUND - CLASS C SHARES
                        DEUTSCHE TOP 50 EUROPE - CLASS C SHARES
                          DEUTSCHE TOP 50 US - CLASS C SHARES

     The following provisions are hereby incorporated and made part of the Distributor's Contract dated July 28, 1997, between Deutsche Funds, Inc. and Edgewood Services, Inc. with respect to the classes of shares set forth above.

   1. The Corporation hereby appoints Edgewood to engage in activities principally intended to result in the sale of shares of the above-listed Class ("Shares"). Pursuant to this appointment, Edgewood is authorized to select a group of financial intermediaries ("Financial
        Intermediaries") to sell Shares at the current offering price thereof as described and set forth in the respective prospectuses of the Corporation.

   2. During the term of this Agreement, the Corporation will pay Edgewood for services pursuant to this Agreement, a monthly fee computed at the annual rate of 0.75% of the average aggregate net asset value of the Shares held during the month. For the month in which this Agreement becomes effective or terminates, there shall be an appropriate proration of any fee payable on the basis of the number of days that the Agreement is in effect during the month.

   3. Edgewood may from time-to-time and for such periods as it deems appropriate reduce its compensation to the extent any Class' expenses exceed such lower expense limitation as Edgewood may, by notice to the Corporation, voluntarily declare to be effective.

     4. Edgewood will enter into separate written agreements, in the form approved by the Board of Directors of the Corporation, with various firms to provide certain distribution, marketing and shareholder services. Edgewood, in its sole discretion, may pay Financial Intermediaries a periodic fee in respect of Shares owned from time to time by their clients or customers. The schedules of such fees and the basis upon which such fees will be paid shall be determined from time to time by each Fund and Edgewood. Each such agreement that provides for payments thereunder to be made pursuant to the 12b-1 Plan shall be subject to annual approval by the Board of Directors of the Corporation and shall comply with the terms and conditions of the 12b-1 Plan.

   5. Edgewood will prepare reports to the Board of Directors of the Corporation on a quarterly basis showing amounts expended hereunder including amounts paid to Financial Intermediaries and the purpose for such expenditures.

     In consideration of the mutual covenants set forth in the Distributor's Contract dated July 28, 1997 between Deutsche Funds, Inc. and Edgewood Services, Inc. Deutsche Funds, Inc. executes and delivers this Exhibit on behalf of the referenced funds, and with respect to the referenced classes of shares thereof, first set forth in this Exhibit.

   Witness the due execution hereof this 31st day of July, 1998.


                                    DEUTSCHE FUNDS, INC.



                                    By:  /s/ Brian Lee


                                    EDGEWOOD SERVICES, INC.



                                    By:  /s/ Lawrence Caracciolo